UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Silicon Storage Technology, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

827057 10 0

(CUSIP Number)

Richard Vernon Smith, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105-2669

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827057 10 0		Page 2 of 9 Pages
1.	Names of Reporting Persons: Bing Yeh
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 276,876
	8.	Shared Voting Power: 10,618,000
	9.	Sole Dispositive Power: 276,876
	10.	Shared Dispositive Power: 10,618,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,894,876*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3%**
14.	Type of Reporting Person (See Instructions): IN

*	By virtue of his status as a trustee of the Yeh Family Trust U/T/D dated August 14, 1995 (the “Trust”) and a general partner of Golden Eagle Capital L.P. (the “Partnership”), Mr. Yeh may be deemed to have beneficial ownership of the 3,038,163 shares and 7,579,837 shares held by the Trust and Partnership, respectively. Mr. Yeh disclaims beneficial ownership of the shares held by the Partnership except to the extent of his pecuniary interest therein.
**	Percentage of shares reported is based upon 96,041,033 shares of Common Stock outstanding, consisting of 95,854,157 shares of Common Stock outstanding as of October 31, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009, plus 186,876 shares of Common Stock that are subject to options held by Mr. Yeh that are exercisable within 60 days of February 2, 2010.

CUSIP No. 827057 10 0		Page 3 of 9 Pages
1.	Names of Reporting Persons: Deborah Yeon-May Yeh
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 10,618,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 10,618,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,618,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 11.1%**
14.	Type of Reporting Person (See Instructions): IN

*	By virtue of her status as a trustee of the Yeh Family Trust U/T/D dated August 14, 1995 (the “Trust”) and a general partner of Golden Eagle Capital L.P. (the “Partnership”), Mrs. Yeh may be deemed to have beneficial ownership of the 3,038,163 shares and 7,579,837 shares held by the Trust and Partnership, respectively. Mrs. Yeh disclaims beneficial ownership of the shares held by the Partnership except to the extent of her pecuniary interest therein.
**	Percentage of shares reported is based upon 95,854,157 shares of Common Stock outstanding as of October 31, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009.

CUSIP No. 827057 10 0		Page 4 of 9 Pages
1.	Names of Reporting Persons: Golden Eagle Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 7,579,837
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,579,837
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,579,837*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.9%**
14.	Type of Reporting Person (See Instructions): PN

*	By virtue of their status as general partners of Golden Eagle Capital L.P. (the “Partnership”), each of Mr. Yeh and Mrs. Yeh may be deemed to have beneficial ownership of the 7,579,837 shares held by the Partnership.
**	Percentage of shares reported is based upon 95,854,157 shares of Common Stock outstanding as of October 31, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009.

CUSIP No. 827057 10 0		Page 5 of 9 Pages
1.	Names of Reporting Persons: Yeh Family Trust U/T/D dated August 14, 1995
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,038,163
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,038,163
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,038,163*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.2%**
14.	Type of Reporting Person (See Instructions): OO

*	By virtue of their status as trustees of the Yeh Family Trust U/T/D dated August 14, 1995 (the “Trust”), each of Mr. Yeh and Mrs. Yeh may be deemed to have beneficial ownership of the 3,038,163 shares held by the Trust. Mr. Yeh and Mrs. Yeh disclaim beneficial ownership of the shares held by the Partnership except to the extent of their pecuniary interest therein.
**	Percentage of shares reported is based upon 95,854,157 shares of Common Stock outstanding as of October 31, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009.

CUSIP No. 827057 10 0		Page 6 of 9 Pages
1.	Names of Reporting Persons: Yaw Wen Hu
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,220,801
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,220,801
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,220,801
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ ☐
13.	Percent of Class Represented by Amount in Row (11): 1.3%*
14.	Type of Reporting Person (See Instructions): IN

*	Percentage of shares reported is based upon 96,178,780 shares of Common Stock outstanding, consisting of 95,854,157 shares of Common Stock outstanding as of October 31, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009, plus 324,623 shares of Common Stock that are subject to options held by Dr. Hu that are exercisable within 60 days of February 2, 2010.

Page 7 of 9 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed on January 12, 2010 (the “Original Schedule 13D” and as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), by (i) Bing Yeh, (ii) Deborah Yeon-May Yeh, (iii) Golden Eagle Capital L.P. (the “Partnership”), (iv) Yeh Family Trust U/T/D dated August 14, 1995 (the “Trust”), and (v) Yaw Wen Hu (collectively, the “Reporting Persons”) relating to the common stock, no par value (“Common Stock”), of Silicon Storage Technology, Inc., a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1020 Kifer Road, Sunnyvale, California 94086.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and supplemented by adding thereto the following:

As of February 2, 2010, Mr. Yeh and Mr. Hu may no longer be deemed a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Effective immediately after the filing of this Amendment No. 1, Mr. Hu shall cease to be a joint filer and Reporting Person on this Schedule 13D. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by deleting the last paragraph under Item 3 of the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding thereto the following:

On February 2, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Subsequent Merger Agreement”), with Microchip Technology Incorporated, a Delaware corporation, and Sun Acquisition Corporation, a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant which, and upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Issuer and each outstanding share of Common Stock (other than shares as to which dissenters’ rights have been properly exercised) will be converted into the right to receive $2.85, without interest. Also on February 2, 2010 and prior to entering into the Subsequent Merger Agreement, the Issuer terminated the Merger Agreement. Pursuant to their terms, the Contribution Agreement and the Voting Agreement terminated automatically upon termination of the Merger Agreement.

Page 8 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Each of Mr. Yeh and Mrs. Yeh has shared power to direct the vote or disposition of 10,618,000 shares of Common Stock, of which 3,038,163 shares are held by the Trust and 7,579,837 shares are held by the Partnership. Mr. Yeh has sole power to direct the vote or disposition of 90,000 shares of Common Stock held by him in an IRA account and 186,876 shares of Common Stock that are subject to options held by him that are exercisable within 60 days of February 2, 2010. Accordingly, the respective percentages of shares of Common Stock beneficially owned by Mr. Yeh and Mrs. Yeh, respectively, are approximately 11.3%[1] and approximately 11.1%[2] of the class.

The Trust and Partnership have no power to direct the vote or disposition of any of the shares, but as members of a group with Mr. Yeh and Mrs. Yeh, each is deemed to beneficially own and share voting and dispositive power over the shares of the Common Stock beneficially owned by Mr. Yeh and Mrs. Yeh.

Dr. Hu has the sole power to direct the vote or disposition of all 1,220,801 shares of Common Stock held by him, including the 324,623 shares of Common Stock that are subject to options that are exercisable within 60 days of February 2, 2010. Accordingly, the percentage of shares of Common Stock beneficially owned by Dr. Hu is approximately 1.3%[3] of the class.

Except as expressly set forth in this Schedule, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person.

(c) Except as described elsewhere in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days, and none of the persons named under Item 2 have effected transactions in the Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof.

(e) As a result of the termination of the Contribution Agreement described in Item 6 of this Amendment No. 1, Mr. Yeh and Mr. Hu may no longer be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, as of February 2, 2010, Mr. Hu may no longer be deemed to beneficially own at least 5% of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding thereto the following: The Contribution Agreement and the Voting Agreement have terminated. See Item 4 herein.

[1]

Based upon 96,041,033 shares of Common Stock outstanding, consisting of 95,854,157 shares of Common Stock outstanding as of October 31, 2009, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2009, plus 186,876 shares of Common Stock that are subject to options held by Mr. Yeh that are exercisable within 60 days of February 2, 2010.

[2]	Based upon 95,854,157 shares of Common Stock outstanding as of October 31, 2009, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2009.
[3]

Based upon 96,178,780 shares of Common Stock outstanding, consisting of 95,854,157 shares of Common Stock outstanding as of October 31, 2009, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2009, plus 324,623 shares of Common Stock that are subject to options held by Dr. Hu that are exercisable within 60 days of February 2, 2010.

Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2010
Date

/s/ BING YEH
Bing Yeh

/s/ DEBORAH YEON-MAY YEH
Deborah Yeon-May Yeh

GOLDEN EAGLE CAPITAL, L.P.

By:	/s/ BING YEH
Bing Yeh, General Partner

By:	/s/ DEBORAH YEON-MAY YEH
Deborah Yeon-May Yeh, General Partner

YEH FAMILY TRUST U/T/D DATED AUGUST 14, 1995

By:	Bing Yeh and Deborah Yeon-May Yeh, as Co-Trustees of the Yef Family Trust U/T/D dated August 14, 1995

By:	/s/ BING YEH
Bing Yeh, Trustee

By:	/s/ DEBORAH YEON-MAY YEH
Deborah Yeon-May Yeh, Trustee

/s/ YAW WEN HU
Yaw Wen Hu